Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

NON-EXECUTIVE DIRECTORS AWARD OF ORDINARY SHARES

Jersey, Channel Islands, 3 May 2016 – In accordance with DTR. 3.1, Randgold Resources notifies that, following approval by the shareholders at the Company’s Annual General Meeting held earlier today, each non-executive director in office at the Annual General Meeting (other than the chairman and senior independent director) was awarded 1 500 ordinary shares in the Company (Shares). The chairman, Mr Christopher Coleman, was awarded 2 500 Shares and the senior independent director, Mr Norborne P Cole Jr., was awarded 2 000 Shares. The Shares will vest immediately and have been awarded as part of the non-executive directors’ annual remuneration package, pursuant to the Company’s remuneration policy.

The non-executive directors of the Company at the time of the Annual General Meeting are Mr Jamil Kassum, Mr Kadri Dagdelen, Mr Andrew Quinn, Mrs Safiatou Ba-N’Daw, Mr Karl Voltaire and Ms Jeanine Mabunda Lioko.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com